UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO § 240.13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. )*

Olin Corporation
(Name of Issuer)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
680665205
(CUSIP Number)
Michael D. Adamski Sachem Head Capital Management LP 250 West 55th Street, 34th Floor New York, New York 10019 212-714-3300
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)
Copies to:
Richard M. Brand
Joshua A. Apfelroth
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281
(212) 504-6000

February 18, 2020
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 680665205	SCHEDULE 13D	Page 2 of 12

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Sachem Head Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,950,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,950,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,950,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.4%

14	TYPE OF REPORTING PERSON
IA

CUSIP No. 680665205	SCHEDULE 13D	Page 3 of 12

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Uncas GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,950,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,950,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,950,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.4%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 680665205	SCHEDULE 13D	Page 4 of 12

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Sachem Head GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,200,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,200,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,200,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.8%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 680665205	SCHEDULE 13D	Page 5 of 12

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Scott D. Ferguson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,950,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,950,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,950,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.4%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 680665205	SCHEDULE 13D	Page 6 of 12

Item 1.	Security and Issuer
This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $1.00 per share (the “Common Stock”), of Olin Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 190 Carondelet Plaza, Suite 1530, Clayton, Missouri 63105.

Item 2.	Identity and Background
(a), (f) This statement is being filed by:
(i)	Sachem Head Capital Management LP, a Delaware limited partnership (“Sachem Head”);
(ii)	Uncas GP LLC, a Delaware limited liability company (“SH Management”);
(iii)	Sachem Head GP LLC, a Delaware limited liability company (“Sachem Head GP”); and
(iv)	Scott D. Ferguson, a citizen of the United States of America (together with Sachem Head, SH Management and Sachem Head GP, the “Reporting Persons”).
The Reporting Persons have entered into a joint filing agreement, a copy of which is filed herewith as Exhibit 99.1.
(b) The address of the principal business and principal office of each of the Reporting Persons is 250 West 55th Street, 34th Floor, New York, New York 10019.
(c) Sachem Head’s principal business is to serve as investment advisor to certain affiliated funds, including Sachem Head LP, a Delaware limited partnership (“SH”), Sachem Head Master LP, an exempted limited partnership organized under the laws of the Cayman Islands (“SHM”), and SH Old Quarry Master Ltd., an exempted company incorporated under the laws of the Cayman Islands (“Old Quarry Master” and together with SH and SHM, the “Sachem Head Funds”).
SH Management’s principal business is to serve as the sole general partner of Sachem Head.
Sachem Head GP’s principal business is to serve as the general partner of certain affiliated funds, including SH and SHM.
The principal occupation of Scott D. Ferguson is to serve as the managing partner of Sachem Head and the managing member of SH Management and Sachem Head GP.
(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

CUSIP No. 680665205	SCHEDULE 13D	Page 7 of 12

Item 3.	Source and Amount of Funds or Other Consideration
The net investment costs (including commissions, if any) of the Common Stock and the Cash Settled Swaps (as defined below) directly owned by the Sachem Head Funds is approximately $304,029,479. The source of funding for such transactions was derived from the respective capital of the Sachem Head Funds.
Item 4.	Purpose of Transaction
The Reporting Persons believe that the Issuer’s Common Stock is undervalued and is an attractive investment.
The Reporting Persons have engaged in and intend to continue to engage in discussions with the Issuer and the Issuer’s management and board of directors, other shareholders of the Issuer and other interested parties on issues that may relate to the business, management, operations (including cost structure), assets, capitalization, financial condition, strategic plans, governance, board composition and the future of the Issuer.
On January 24, 2020, in compliance with the Bylaws of the Issuer (the “Bylaws”), SH submitted to the Issuer its formal notice of intent (the “Notice”) to present a shareholder proposal and nominate candidates for election to the board of directors of the Issuer (the “Board”), in each case, at the 2020 annual meeting of shareholders of the Issuer (including any adjournment or postponement thereof or any special meeting held in lieu thereof, the “2020 Annual Meeting”).
The Notice stated that, at the 2020 Annual Meeting, SH, in its capacity as shareholder of record, intends to nominate for election as directors of the Issuer, Scott D. Ferguson, William Barnes Hauptfuhrer, Wendy E. Lane and Alexander W. Nomitch (each a “Nominee” and collectively, the “Nominees”).
In the Notice, the Reporting Persons reserved the right to further nominate, substitute or add additional persons in the event that (a) the Issuer purports to increase the number of directorships; (b) the Issuer makes or announces any changes to the Bylaws or takes or announces any other action that purports to have, or if consummated would purport to have, the effect of disqualifying any of the Nominees as nominees and/or (c) any Nominee is unable or becomes unwilling for any reason to serve as a director of the Issuer.
SH also submitted to the Issuer a shareholder proposal for consideration at the 2020 Annual Meeting, proposing the repeal of each provision, or amendment to, the Bylaws adopted by the Board without the approval of the shareholders of the Issuer subsequent to August 8, 2019, which is the date of the most recent publicly available amendment to the Bylaws (the “Bylaw Proposal”).
The Reporting Persons currently intend to conduct a proxy solicitation to elect the Nominees to the Board and approve the Bylaw Proposal at the 2020 Annual Meeting.
Sachem Head, on behalf of SH, has entered into an engagement and indemnification agreement (the “Engagement and Indemnification Agreement”) with each Nominee, substantially in the form set forth as Exhibit 99.2 hereto, pursuant to which, each Nominee agreed to be named as a nominee in Sachem Head’s proxy soliciting materials related to the 2020 Annual Meeting and to serve as a director if elected. Sachem Head has agreed to indemnify each Nominee against any losses suffered, incurred or sustained by such Nominee in connection with such Nominee’s being a member of the slate or the solicitation of proxies in connection therewith and reimburse each Nominee for reasonable, documented, out-of-pocket expenses incurred as a result of such Nominee’s being a member of slate, including, without limitation, travel expenses and expenses in connection with legal counsel retained to represent such Nominee in connection with being a member of the slate. Furthermore, Mr. Hauptfuhrer, Ms. Lane and Mr. Nomitch are entitled to receive a $50,000 payment upon execution of the Engagement and Indemnification Agreement and, if such nominees serve on the slate and do not withdraw, Sachem Head will pay each such nominee $50,000 upon the earlier to occur of (i) such nominee’s election to the Board by the shareholders, (ii) such nominee’s appointment to the Board pursuant to an agreement between the

CUSIP No. 680665205	SCHEDULE 13D	Page 8 of 12
Issuer and Sachem Head, or (iii) such nominee not being elected as a director of the Issuer following the conclusion of a solicitation in which Sachem Head nominated (and did not withdraw) such nominee for election to the Board. The foregoing is qualified in its entirety by reference to the form of Engagement and Indemnification Agreement, a copy of which is filed herewith as Exhibit 99.2 and is incorporated herein by reference.
The Reporting Persons may also propose or take one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer and the Issuer’s management and the board of directors, other shareholders of the Issuer and other interested parties.
The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors and subject to the obligations described herein, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of shares of Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.
Item 5.	Interest in Securities of the Issuer
(a), (b) Sachem Head, SH Management and Scott D. Ferguson may be deemed to beneficially own 14,950,000 shares of Common Stock (the “Subject Shares”). The Subject Shares collectively represent approximately 9.4% of the outstanding shares of Common Stock based on 159,671,335 shares of Common Stock outstanding as of September 30, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 1, 2019.

CUSIP No. 680665205	SCHEDULE 13D	Page 9 of 12
Sachem Head, as the investment adviser to the Sachem Head Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares. As the general partner of Sachem Head, SH Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares. As the general partner of SH and SHM, Sachem Head GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) 9,200,000 of the Subject Shares, constituting 5.8% of the outstanding shares of Common Stock. By virtue of Scott D. Ferguson’s position as the managing partner of Sachem Head and the managing member of SH Management and Sachem Head GP, Scott D. Ferguson may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares.
(c) Exhibit 99.3 filed herewith, which is incorporated herein by reference, describes the transactions in the Common Stock that were effected by the Reporting Persons for the benefit of the Sachem Head Funds during the past sixty days.
(d) The Sachem Head Funds have the right to receive dividends from, and the proceeds from the sale of, the Subject Shares.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Old Quarry Master has entered into cash-settled total return swaps referencing 2,420,000 shares of Common Stock in the aggregate (the “Cash Settled Swaps”). Under the terms of the swaps, (i) Old Quarry Master will be obligated to pay to the counterparty any negative price performance of the specified notional number of shares subject to the swaps as of the expiration date of such swaps, plus interest rates set forth in the applicable contracts, and (ii) the counterparty will be obligated to pay Old Quarry Master any positive price performance of the specified notional number of shares subject to the swaps as of the expiration date of the swaps. Any dividends received by the counterparty on such notional shares during the term of the swaps will be paid to Old Quarry Master. All balances will be settled in cash. The counterparties to the Cash Settled Swaps are unaffiliated third party financial institutions. The swaps do not give any Reporting Person direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any shares that may be referenced in the swap contracts or shares or other securities or financial instruments that may be held from time to time by any counterparty to the contracts.
The Sachem Head Funds may, from time to time, enter into and dispose of swaps, options or other derivative transactions with one or more counterparties that are based upon the value of shares of the Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of the Common Stock.
Except as described herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

CUSIP No. 680665205	SCHEDULE 13D	Page 10 of 12

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson.
Exhibit 99.2	Form of Engagement and Indemnification Agreement entered into by and between Sachem Head Capital Management LP on behalf of Sachem Head LP and each Nominee.
Exhibit 99.3	Trading Data.

CUSIP No. 680665205	SCHEDULE 13D	Page 11 of 12

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: February 24, 2019

SACHEM HEAD CAPITAL MANAGEMENT LP

By: Uncas GP LLC, its General Partner

By:	/s/ Scott D. Ferguson
Scott D. Ferguson Managing Member

UNCAS GP LLC

By:	/s/ Scott D. Ferguson
Scott D. Ferguson Managing Member

SACHEM HEAD GP LLC

By:	/s/ Scott D. Ferguson
Scott D. Ferguson Managing Member

By:	/s/ Scott D. Ferguson
Scott D. Ferguson Managing Member

CUSIP No. 680665205	SCHEDULE 13D	Page 12 of 12

INDEX TO EXHIBITS
Exhibit Number	Description of Exhibits
Exhibit 99.1	Joint Filing Agreement, among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC, and Scott D. Ferguson.
Exhibit 99.2	Form of Engagement and Indemnification Agreement entered into by and between Sachem Head Capital Management LP on behalf of Sachem Head LP and each Nominee.
Exhibit 99.3	Trading Data.